EXHIBIT 99.31
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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                   ADVANTAGE FILES ITS ANNUAL INFORMATION FORM

                                  (TSX: AVN.UN)

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CALGARY, MARCH 30, 2005 (TSX: AVN.UN) Advantage Energy Income Fund (the "Fund")
today filed its Annual Information Form which includes the Fund's reserves data and other oil and gas information for the year ended December 31, 2004 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. Copies of the Fund's Annual Information Form may be obtained on WWW.SEDAR.COM.


For further information contact:

                 Mr. Gary F. Bourgeois, VP Corporate Development
                              Phone: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com